UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


							December 29, 2004



via facsimile and U.S. mail

Peter Banysch
President
Western Exploration, Inc.
8400 East Crescent Parkway #600
Greenwood Village, Colorado 90111


Re:	Western Exploration, Inc.
Form SB-2 filed August 11, 2004, amended on December 21, 2004
	File No. 333-118956


Dear Mr. Banysch:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

General

1. We reissue prior comment 3 from our later dated November 11, 2004, with respect to your notes to the interim financial statements for the period ended September 30, 2004, and your notes to the audited financial statements for the period ended December 31, 2003. Please remove the following note disclosures which are not applicable to your business.

(a) With respect to your policy note for revenue and cost recognition, remove all references to revenues.

(b) With respect to your policy note for accounts receivable, deposits and accrued expenses, remove all references to accounts receivable and other assets.

(c) Deferred income taxes

(d) With respect to your policy note for stock based compensation, remove this disclosure as you are not accounting for the shares issued to your executives in accordance with SFAS 123.

(e) Foreign currency translation and transactions

(f) Leases

Balance Sheet as of September 30, 2004 and December 31, 2003

2. Remove the indication that both balance sheets as of September
30,
2004, and December 31, 2003, are unaudited. Alternatively, indicate in the column headings that the September 30, 2004, balance sheet is unaudited, and the December 31, 2003, balance sheet is audited.

Auditors` Report

3. Please revise to indicate that the audit was conducted in accordance with standards of the Public Company Accounting
Oversight
Board (United States).

Closing Comments

      As appropriate, please amend your registration statements and
Exchange Act reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      Direct questions on the comments regarding financial statements and related disclosure to April Sifford at (202) 942-2983 or, in her absence to Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. If there are any questions concerning the engineering comments please telephone Ken Schuler, Mining Engineer, at (202) 824-
5527. Direct questions on other disclosure issues to Carrie Darling at (202) 942-2972 or, in her absence, to the undersigned at (202) 942-1870. Direct any correspondence to us at the following ZIP
Code:
20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	via facsimile
	Gregg E. Jaclin, ESQ.

	Barry Stem
      George Schuler
      Carrie Darling
	April Sifford
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Western Exploration, Inc.
December 29, 2004
page 4